SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13E-3

(Amendment No. 12)

RULE 13e—3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

Brookfield Office Properties Inc.

(Name of the Issuer)

Brookfield Property Partners L.P.
Brookfield Property Split Corp.

Brookfield Office Properties Exchange LP

Brookfield Asset Management Inc.

(Names of Persons Filing Statement)

Common Shares

(Title of Class of Securities)

112900105

(CUSIP Number of Class of Securities)

John Stinebaugh Brookfield Property Group LLC Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281-1023 Telephone: (212) 417-7000	Copy to: Mile T. Kurta, Esq. Torys LLP 1114 Avenue of the Americas New York, NY 10036 Telephone: 212-880-6000

(Name, Address, and Telephone Numbers of Person Authorized to Receive

Notices and Communications on Behalf of the Persons Filing statement)

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE*

Transaction Value*	Amount of Filing Fee**
$5,389,022,174.90	$694,107

*                 Estimated solely for purposes of calculating the amount of the filing fee in accordance with the Securities Exchange Act of 1934, as amended, based on the product of (a) $19.39, the average of the high and low price of common shares of Brookfield Office Properties Inc. as reported on the New York Stock Exchange on December 17, 2013 and (b) 277,927,910, the number of outstanding common shares of Brookfield Office Properties Inc. not owned by Brookfield Property Partners L.P., on a fully-diluted basis that may be acquired in the offer and in any compulsory acquisition or subsequent acquisition transaction.

**          The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $128.80 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended and Fee Rate Advisory # 1 for Fiscal Year 2014, issued August 30, 2013.

☒ Check the box if any part of the fee is offset as provided by Rule 0—11(a) (2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid : $453,829

Form or Registration No. : Registration Statement on Form F-4

Filing Party : Brookfield Property Partners L.P.

Date Filed : December 23, 2013

INTRODUCTION

This Amendment No. 12 to the Transaction Statement on Schedule 13E-3, together with the exhibits hereto, amends and supplements the Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) by (i) Brookfield Property Partners L.P., a Bermuda exempted limited partnership (“BPY”), (ii) Brookfield Property Split Corp., a British Columbia, Canada corporation, (ii) Brookfield Office Properties Exchange LP, an Ontario, Canada limited partnership, and (iv) Brookfield Asset Management Inc., an Ontario, Canada corporation (as it may be amended or supplemented from time to time, the “Schedule 13E-3”). Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 13E-3.

Item 4. Terms of the Transaction (Regulation M-A, Item 1004)

Item 4(a) of Schedule 13E-3 is hereby amended and supplemented by the following:

On April 24, 2014, BPY and Brookfield Office Properties Inc. (“BPO”) entered into a definitive agreement that provides for the acquisition by way of plan of arrangement (the “Arrangement”) of the outstanding common shares of BPO for consideration per BPO common share of either 1.0 limited partnership unit of BPY or $20.34 cash, subject to pro-ration.

The Arrangement is subject to BPO shareholder approval, including approval of minority shareholders. The Offerors acquired the majority of the minority shares pursuant to the Offer described in the Offer to Purchase, and can vote those shares in the Arrangement. A management proxy circular in respect of the Arrangement and other annual business is expected to be filed and mailed to BPO shareholders shortly.  The shareholder meeting to consider the Arrangement is scheduled to be held on June 3, 2014. The Arrangement will also be subject to court approval following a hearing by the court on its fairness to BPO shareholders.  The Arrangement is expected to close shortly after the June 3 shareholder meeting. BPO intends to apply to the New York Stock Exchange and the TSX to delist the BPO common shares shortly after closing of the Arrangement.

Item 5. Past Contacts, Transactions, Negotiations and Agreements (Regulation M-A, Item 1005)

Items 5(a), (c) and (d) of the Schedule 13E-3 are hereby amended and supplemented by the following:

The information set forth in Item 4 above is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals (Regulation M-A, Item 1006)

Item 6(c) of the Schedule 13E-3 is hereby amended and supplemented as follows:

The information set forth in Item 4 above is incorporated herein by reference.

Item 15. Additional Information (Regulation M-A, Item 1011)

Item 15 of the Schedule 13E-3 is hereby amended and supplemented as follows:

The information set forth in Item 4 above is incorporated herein by reference.

Item 16. Exhibits (Regulation M-A, Item 1016)

Item 16 of the Schedule 13E-3 is hereby amended and supplemented by adding the following thereto:

(a)(22)           Press release issued by BPY and BPO, dated April 24, 2014 (incorporated by reference to Exhibit 99.2 to BPY’s Form 6-K filed on April 25, 2014)

(d)(3)                  Arrangement Agreement dated as of April 24, 2014 among BPY, BPO, Brookfield Office Properties Exchange LP and Brookfield Property Split Corp. (incorporated by reference to Exhibit 99.1 to BPY’s Form 6-K filed on April 25, 2014)

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SIGNATURES

After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this statement is true, complete and correct.

Dated as of April 25, 2014.

BROOKFIELD PROPERTY PARTNERS L.P., by its general partner, BROOKFIELD PROPERTY PARTNERS LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Corporate Secretary

BROOKFIELD PROPERTY SPLIT CORP.

By:	/s/ Richard B. Clark
Name: Richard B. Clark
Title: Chief Executive Officer

BROOKFIELD OFFICE PROPERTIES EXCHANGE LP, by its general partner, BOP EXCHANGE GP ULC

By:	/s/ Richard B. Clark
Name: Richard B. Clark
Title: Chief Executive Officer

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ A. J. Silber
Name: A. J. Silber
Title: VP, Legal Affairs